SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

AMREP CORPORATION

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

032159105

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 747-8698

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 11 pages

CUSIP No.: 032159105

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John H. Lewis
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 24,300
	8	Shared voting power – 553,673
	9	Sole dispositive power – 24,300
	10	Shared dispositive power – 553,673
11	Aggregate amount beneficially owned by each reporting person 577,973
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.6%
14	Type of reporting person IN

Page 2 of 11 pages

CUSIP No.: 032159105

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Partners, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 553,673
	9	Sole dispositive power – 0
	10	Shared dispositive power – 553,673
11	Aggregate amount beneficially owned by each reporting person 553,673
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.2%
14	Type of reporting person IA, OO

Page 3 of 11 pages

CUSIP No.: 032159105

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 196,322
	9	Sole dispositive power – 0
	10	Shared dispositive power – 196,322
11	Aggregate amount beneficially owned by each reporting person 196,322
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.3%
14	Type of reporting person PN

Page 4 of 11 pages

CUSIP No.: 032159105

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital II, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 320,142
	9	Sole dispositive power – 0
	10	Shared dispositive power – 320,142
11	Aggregate amount beneficially owned by each reporting person 320,142
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.3%
14	Type of reporting person PN

Page 5 of 11 pages

CUSIP No.: 032159105

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Spartan, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 37,209
	9	Sole dispositive power – 0
	10	Shared dispositive power – 37,209
11	Aggregate amount beneficially owned by each reporting person 37,209
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.6%
14	Type of reporting person PN

Page 6 of 11 pages

EXPLANATORY NOTE

This Statement on Schedule 13D reflects, that as of March 25, 2013, the Reporting Persons are disclosing their beneficial ownership in AMREP Corporation on Schedule 13D instead of Schedule 13G. The Reporting Persons previously disclosed their beneficial ownership in AMREP Corporation on Schedule 13G as filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2013. The Reporting Persons are not reporting any changes in the aggregate beneficial ownership previously reported on Schedule 13G.

ITEM 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.10 per share (the “Common Stock”), of AMREP Corporation (the “Issuer”), with its principal executive offices located at 300 Alexander Park, Suite 204, Princeton, New Jersey 08540.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) Osmium Capital, LP, a Delaware limited partnership (“Fund I”); (2) Osmium Capital II, LP, a Delaware limited partnership (“Fund II”); (3) Osmium Spartan, LP, a Delaware limited partnership (“Fund III”, together with Fund I and Fund II, “Funds”); (4) Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”); and (5) John H. Lewis, a United States Citizen (“Lewis”). Osmium Partners serves as the general partner of Fund I, Fund II and Fund III. Mr. Lewis is the controlling member of Osmium Partners.

The principal business of each of Fund I, Fund II and Fund III is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Osmium Partners is providing investment management services and serving as the general partner of Fund I, Fund II and Fund III. Mr. Lewis’ principal occupation is serving as the Managing Member of Osmium Partners.

(d)–(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $3,892,698.08 from working capital.

The source and amount of funds (excluding commissions) used by Mr. Lewis individually in making his purchase of the shares of Common Stock owned by him personally in the aggregate was $158,471.07 from his personal funds.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Page 7 of 11 pages

ITEM 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 196,322 shares of Common Stock representing 3.3% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Fund II directly owns 320,142 shares of Common Stock representing 5.3% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Fund III directly owns 37,209 shares of Common Stock representing 0.6% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 553,673 shares of Common Stock held by them, representing 9.2% of all of the outstanding shares of Common Stock of the Issuer.

(v)	Mr. Lewis individually owns 24,300 shares of Common Stock representing 0.4% of all of the outstanding shares of Common Stock. Mr. Lewis may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vi)	Collectively, the Reporting Persons beneficially own 577,973 shares of Common Stock representing 9.6% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 5,966,212 shares of Common Stock outstanding as of February 28, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended January 31, 2013 as filed with the SEC on March 15, 2013.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, and Fund III (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 196,322 shares of Common Stock, 320,142 shares of Common Stock, and 37,209 shares of Common Stock reported herein, respectively. Mr. Lewis, individually, has the power to vote or direct the vote of and to dispose or direct the disposition of the 24,300 shares of Common Stock reported herein as individually owned by him.

Page 8 of 11 pages

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Page 9 of 11 pages

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: March 27, 2013

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, and Osmium Spartan, LP

Page 11 of 11 pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement